UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 August, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 29 August 2024: Grant and acceptance of share awards by Directors, Prescribed Officers and the acting Company Secretary of Sasol Limited and Directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED OFFICERS AND THE ACTING COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), it is hereby announced that directors, prescribed officers and the acting company secretary of Sasol Limited, and the company secretary and directors of its major subsidiaries, have been granted, and have accepted, conditional share awards in terms of Sasol's 2022 Long-Term Incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following on-appointment, retention and annual share awards made on 26 August 2024 in accordance with the rules of the Plan. The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of corporate performance targets (CPT) approved by the Board.

All prescribed officers and executive directors of Sasol Limited must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	26 August 2024
Acceptance date:	6 September 2024
Vesting periods:	In respect of performance shares (70% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (30% of the award): 100% after 5 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	On-appointment (Number of shares)	Annual (Number of shares)	Total value of the transaction (ZAR)[2]
Baloyi, S[3]	Sasol Limited: Director	121 720	30 430	22 499 942

Bester, V[3]	Sasol Limited: Prescribed officer	48 350	12 087	8 937 424
Kahla, V D	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director		65 915	9 747 510
Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director		54 144	8 006 815
Pillay, S D[3]	Sasol Limited: Prescribed officer	43 142	10 785	7 974 725
Wenhold, H	Sasol Limited: Prescribed officer		39 608	5 857 231

Note 1 Strike price per share is nil. The shares were awarded at R147,88 being the closing price on 23 August 2024.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
Note 3 The award includes (i) the on-appointment award made at the time of appointment, which had to be delayed due to the individual being placed under a precautionary closed period from 17 May 2024 to 20 August 2024, and (ii) the pro-rated annual LTI award.

Award date:	26 August 2024
Acceptance date:	6 September 2024
Vesting periods:	In respect of performance shares (70% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (30% of the award): 100% after 5 years Retention award, no CPTs, 100% after 3 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR:[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Retention (Number of shares)	On-appointment (Number of shares)	Annual (Number of shares)	Total value of the transaction (USD)[2]
Gerber, A G M [3]	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director		85 378		715 468
Herrmann, C H [3 4]	Sasol Limited: Prescribed officer Sasol Oil (Pty) Limited: Director	17 332	39 158	14 121	591 720

Note 1 Strike price per share is nil. The shares were awarded at US$8,38 being the closing price on 23 August 2024.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
Note 3 The award includes (i) the on-appointment award made at the time of appointment, which had to be delayed due to the individual being placed under a precautionary closed period from 17 May 2024 to 20 August 2024, and (ii) the pro-rated annual LTI award.
Note 4 Retention award made in March 2024 effective 17 May 2024, prior to the GEC appointment, delayed due to the individual being placed under a precautionary closed period.

The following annual share awards have been made to the company secretary of Sasol Limited and directors of its major subsidiaries:

Award date:		26 August 2024
Acceptance date:		6 September 2024
Vesting periods:		a: 50% after 3 years and the balance after 5 years

		b: 100% after 3 years 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:		Sasol ordinary shares
Nature of transaction:		Annual LTI Award (off-market)
Price per share:[1]		R0,00
Nature and extent of interest:		Direct beneficial

Surname and initials	Company and designation	On-appointment (Number of shares)	Annual (Number of shares)	Total value of the transaction (ZAR)[2]
Bengu, D L[a]	Sasol Oil (Pty) Limited: Director		18 625	2 754 625
Bruns, W P[a]	Sasol South Africa Limited: Director Sasol Oil (Pty) Limited: Director		19 005	2 810 459
Joubert, H[b]	Sasol Limited: Acting Company Secretary Sasol South Africa Limited: Company Secretary		3 258	481 793
Laxa, R M[a]	Sasol South Africa Limited: Director		19 435	2 874 048
Masangane, P[b]	Sasol Oil (Pty) Limited: Director		10 914	1 613 962
Mokomela, D T[a]	Sasol South Africa Limited: Director	8 500	14 792	3 444 421d
Moloi, D C[a]	Sasol Oil (Pty) Limited: Director		19 610	2 899 927
Niemand, M[a]	Sasol South Africa Limited: Director	8 500	15 897	3 607 828
Nndwammbi, N G[a]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director		17 254	2 551 522
Powys, M L[b]	Sasol Oil (Pty) Ltd: Director		9 516	1 407 226

Note 1 Strike price per share is nil. The shares were awarded at R147,88 being the closing price on 23 August 2024.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	26 August 2024
Acceptance date:	6 September 2024
Vesting periods:	100% after 3 years 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Annual (Number of shares)	Total value of the transaction (USD)[2]
Stofberg, N	Sasol Chemicals (USA) LLC: Director	16 071	134 675

Note 1 Strike price per share is nil. The shares were awarded at US$8,38 being the closing price on 23 August 2024.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

29 August 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 August 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary